Exhibit 99.1

Suncor Energy Inc. and Petro-Canada file Joint Information Circular and Proxy Statement

CALGARY, May 1, 2009 – Suncor Energy Inc. (Suncor) (TSX/SU; NYSE/SU) and Petro-Canada (Petro-Canada) (TSX/PCA; NYSE/PCZ) today reported that each company has filed the Joint Information Circular and Proxy Statement (Circular) with securities regulators in Canada and the United States.  The Circular has been filed on the SEDAR website (www.sedar.com), the Securities Exchange Commission’s (SEC’s) website (www.sec.gov) and is available on the joint merger site at www.suncorpetro-canada.com. Shareholders of record on April 28, 2009 will receive a paper copy of the Circular by mail unless they have previously opted to receive materials electronically.

“We’ve taken the next important step in the merger process,” said Rick George, who will be president and chief executive officer of the proposed merged company. “Our respective shareholders will soon receive information outlining the significant benefits of the merger of the two companies, including the proposed Directors and senior management, who will provide governance and leadership to the new organization.”

The Circular includes an amended version of the Plan of Arrangement. The amendments include additional steps providing individual Suncor and Petro-Canada shareholders, resident in Canada, an election to effect a realization of a capital gain (or a capital loss) for Canadian federal income tax purposes in connection with the proposed merger.  The merger will generally be tax-deferred for Canadian and U.S. federal income tax purposes for Suncor and Petro-Canada shareholders who do not, or are not eligible to, make such an election. In addition, the Plan of Arrangement was amended so that no one person may own or control, directly or indirectly, more than 20% of the outstanding shares of the merged company immediately after the completion of the proposed transaction.  The Circular also includes the proposed Board of Directors and executive officers for the merged company.

Annual General and Special meetings of the Suncor and Petro-Canada shareholders will be held on June 4, 2009 in the Wildrose Ballroom at the Sheraton Eau Claire in Calgary. The Petro-Canada meeting will commence at 9:00 a.m. and the Suncor meeting will commence at 1:00 p.m.  All shareholders are encouraged to vote in person or by proxy.  Details on how to vote are contained in the Circular.

Completion of the proposed merger is conditional on approval by Suncor and Petro-Canada shareholders, compliance with the Competition Act (Canada) and satisfaction of other customary conditions, including regulatory, stock exchange and Court of Queen’s Bench of Alberta approvals.  It is expected that the merger will be completed in the third quarter of 2009.

Suncor and Petro-Canada have retained Kingsdale Shareholder Services Inc. (Kingsdale) to act as proxy solicitation agent and to respond to inquiries from shareholders. Kingsdale may be contacted at 1-866-851-2638 toll-free in North America, at (416) 867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com.

For further information on the Suncor and Petro-Canada merger go to [www.suncorpetro-canada.com].

Advisory Regarding Forward-Looking Information and Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws.  The use of any of the words "proposed", “may,” "platform", "goal", "expected" and similar expressions are intended to identify forward-looking statements or information.  More particularly and without limitation, this press release contains forward-looking statements and information concerning: the leadership of the merged company; the timing of the shareholder meetings and publication of related shareholder materials to consider the proposed merger; the expected completion date of the proposed merger; and the anticipated tax treatment of the proposed merger.

The forward-looking statements and information in this press release are based on certain key expectations and assumptions made by Suncor and Petro-Canada, including the receipt, in a timely manner, of regulatory, shareholder and third party approvals in respect of the proposed merger.  Although Suncor and Petro-Canada believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Suncor and Petro-Canada can give no assurance that they will prove to be correct.

This press release also contains forward-looking statements and information concerning the anticipated completion of the proposed transaction and the anticipated timing for completion of the transaction.  Suncor and Petro-Canada have provided these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail the shareholder meeting materials; the timing of receipt of the necessary regulatory, court and other third party approvals; and the time necessary to satisfy the conditions to the closing of the transaction.  These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction.  As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times.

Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect the operations or financial results of Suncor, Petro-Canada or the merged company are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (http://www.sedar.com/), the SEC's website (http://www.sec.gov/) or, in the case of Suncor, at Suncor's website (http://www.suncor.com/), and in the case of Petro-Canada, at Petro-Canada's website (http://www.petro-canada.ca/).

The forward-looking statements and information contained in this press release are made as of the date hereof and Suncor and Petro-Canada undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

ABOUT SUNCOR

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel, while operations throughout western Canada produce natural gas. Suncor also operates a refining and marketing business, which includes refining, retail, pipeline and distribution operations in Ontario, Canada and in Colorado and Wyoming in the United States. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy (U.S.A.) Inc. is an authorized licensee of the Shell® and Phillips 66® brand and marks in the state of Colorado. Sunoco in Canada is separate and unrelated to Sunoco in the United States, which is owned by Sunoco, Inc. of Philadelphia.

For further information about Suncor, please visit [www.suncor.com] or call

Investor inquiries: John Rogers (403) 269-8670

Media inquiries:  Shawn Davis (403) 920-8379

ABOUT PETRO-CANADA

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally.  The Company creates value by responsibly developing energy resources and providing world class petroleum products and services.  Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For further information about Petro-Canada, please visit [www.petro-canada.ca] or call:

Investor inquiries: Ken Hall (403) 296-7859

Media inquiries:  Victoria Barrington (403) 296-8589